vTv Therapeutics Inc.
3980 Premier Drive, Suite 310
High Point, NC 27265

December 4, 2020

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Deanna Virginio
vTv Therapeutics Inc.
Registration Statement on
Form S‑1 (File No. 333-250934)

Dear Ms. Virginio:
Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) of vTv Therapeutics Inc. (the “Company”) be accelerated to December 8, 2020 at 4:00 p.m. Eastern Time or as soon thereafter as may be practicable.
We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.  If you have any questions regarding the foregoing, please contact Raphael M. Russo of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309.

*****
Very truly yours,

VTV THERAPEUTICS INC.

By:	/s/ Rudy C. Howard
Name: Rudy C. Howard
Title: Chief Financial Officer